SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

(Amendment No. 7)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

TESARO, INC.

(Name of Subject Company (Issuer))

ADRIATIC ACQUISITION CORPORATION,

GLAXOSMITHKLINE LLC

and

GLAXOSMITHKLINE PLC

(Names of Filing Persons (Offerors))

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

881569107

(CUSIP Number of Class of Securities)

Lisa DeMarco, Esq.

GlaxoSmithKline

1250 S Collegeville Road/ UP4110

Collegeville, Pennsylvania 19426-0989

Telephone: +1 (610) 917-5045

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

George A. Casey

George Karafotias

Derrick Lott

Shearman & Sterling LLP

599 Lexington Avenue

New York, NY 10022

Telephone: +1 (212) 848-4000

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$4,540,024,398.95	$550,250.96

*

Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Calculated by adding (a) 55,231,566 shares of common stock of TESARO, Inc. issued and outstanding, multiplied by $75.00, the per share tender offer price, (b) 6,473,806 shares of common stock subject to outstanding stock options with an exercise price less than $75.00 per share, multiplied by $37.124, which is the offer price of $75.00 per share minus the weighted average exercise price for such options of $37.876 per share, and (c) 2,097,645 shares of common stock subject to outstanding restricted stock units, multiplied by $75.00, the per share tender offer price, in each case as of December 10, 2018. The calculation of the filing fee is based on information provided by TESARO, Inc. as of December 10, 2018.

**

The filing fee was calculated in accordance with Rule 0-11 of the Exchange Act and Fee Rate Advisory #1 for fiscal year 2019, issued August 24, 2018, by multiplying the transaction valuation by 0.0001212.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: U.S. $550,250.96	Filing Party:	GlaxoSmithKline plc, GlaxoSmithKline LLC and Adriatic Acquisition Corporation
Form or Registration No.: Schedule TO	Date Filed: December 14, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check	the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14(d)-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 7 filed with the Securities and Exchange Commission on January 22, 2019, amends and supplements the Tender Offer Statement filed on Schedule TO (as amended or supplemented, the “Schedule TO”) with the Securities and Exchange Commission on December 14, 2018, by: (i) Adriatic Acquisition Corporation, a Delaware corporation (“Purchaser”) and a direct wholly-owned subsidiary of GlaxoSmithKline LLC, a limited liability company organized under the laws of Delaware (“GSK LLC”), which is an indirect wholly-owned subsidiary of GlaxoSmithKline plc, a public limited company organized under the laws of England and Wales (“Parent”), (ii) GSK LLC and (iii) Parent. The Schedule TO relates to the offer by Purchaser to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share (each, a “Share” and collectively, the “Shares”) of TESARO, Inc., a Delaware corporation (the “Company”), for $75.00 per Share, net to the holder in cash, without interest, subject to any withholding taxes required by applicable law, and on the terms and subject to the conditions set forth in the Offer to Purchase, dated December 14, 2018 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the accompanying Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal,” and together with the Offer to Purchase, the “Offer”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(a) and (a)(1)(b), respectively. The information set forth in the Offer to Purchase, including all schedules thereto, and the related Letter of Transmittal is incorporated herein by reference with respect to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent provided herein.

This Amendment is being filed on behalf of Parent, GSK LLC and Purchaser. All capitalized terms used in this Amendment and not otherwise defined have the respective meanings ascribed to them in the Schedule TO. Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. This Amendment should be read together with the Schedule TO.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and 11 of the Schedule TO, to the extent Items 1 through 9 and 11 incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding the following paragraphs thereto:

The Offer and withdrawal rights expired as scheduled at 6:00 P.M., Eastern Time, on Friday, January 18, 2019. The Depositary has advised Parent, GSK LLC and Purchaser that, as of the expiration of the Offer on the Expiration Date, 50,118,797 Shares had been tendered pursuant to the Offer, which represented approximately 82.8% of the issued and outstanding Shares as calculated in accordance with the Merger Agreement.

The number of Shares validly tendered into the Offer and not properly withdrawn satisfies the Minimum Tender Condition. All conditions to the Offer have been satisfied or waived and on January 22, 2019, Purchaser has accepted for payment and has paid the depositary for all Shares validly tendered into and not properly withdrawn from the Offer.

As a result of its acceptance of the Shares tendered into the Offer, Purchaser acquired sufficient Shares to consummate the Merger pursuant to Section 251(h) of the DGCL without a vote or any further action by the stockholders of the Company. Pursuant to the Merger Agreement, at the Effective Time, Purchaser merged with and into the Company, with the Company surviving as a wholly-owned subsidiary of Parent. Each Share issued and outstanding immediately prior to the Effective Time (other than Shares (i) held in the treasury of the Company or owned by Parent, Purchaser or the Company, or any direct or indirect wholly-owned subsidiary thereof, immediately prior to the Effective Time or (ii) held by a holder who is entitled to demand and properly demanded appraisal of such Shares in accordance with Section 262 of the DGCL) was converted into the right to receive an amount equal to the Offer Price, payable net to the holder in cash, without interest, subject to any withholding of taxes required by applicable law. As a consequence of the Merger, the Shares will no longer be listed on NASDAQ and will no longer be registered under the Exchange Act.

The press release announcing the expiration of the Offer, the acceptance of Shares for payment and the consummation of the Merger is attached hereto as Exhibit (a)(5)(k).

3

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(k) Press release issued by Parent on January 22, 2019.

4

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 22, 2019

ADRIATIC ACQUISITION CORPORATION

By:	/s/ William J. Mosher

Name:	William J. Mosher
Title:	Vice President and Secretary

GLAXOSMITHKLINE LLC

By:	/s/ William J. Mosher

Name:	William J. Mosher
Title:	Vice President and Secretary

GLAXOSMITHKLINE PLC

By:	/s/ Kevin Sin

Name:	Kevin Sin
Title:	Authorized Representative

EXHIBIT INDEX

(a)(1)(a)	Offer to Purchase, dated December 14, 2018.*

(a)(1)(b)	Form of Letter of Transmittal.*

(a)(1)(c)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(d)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(e)	Summary Advertisement as published in The Wall Street Journal on December 14, 2018.*

(a)(1)(f)	Power of Attorney for Parent dated November 22, 2018.*

(a)(5)(a)	Joint Press Release issued by Parent and the Company on December 3, 2018, attached as Exhibit (a)(5)(a) to the Form SC TO-C filed by Parent with the Securities and Exchange Commission on December 4, 2018 (incorporated herein by reference).

(a)(5)(b)	E-mail, dated December 3, 2018, from Emma Walmsley, Parent’s Chief Executive Officer, to the Company employees, attached as Exhibit (a)(5)(b) to the Form SC TO-C filed by Parent with the Securities and Exchange Commission on December 4, 2018 (incorporated herein by reference).

(a)(5)(c)	Parent Newsflash to all Parent Pharma Employees from Hal Barron & Luke Miles on December 3, 2018, attached as Exhibit (a)(5)(c) to the Form SC TO-C filed by Parent with the Securities and Exchange Commission on December 4, 2018 (incorporated herein by reference).

(a)(5)(d)	Parent investor call slides, dated December 3, 2018, attached as Exhibit (a)(5)(d) to the Form SC TO-C filed by Parent with the Securities and Exchange Commission on December 4, 2018 (incorporated herein by reference).

(a)(5)(e)	Social media content issued by Parent on December 3, 2018, attached as Exhibit (a)(5)(e) to the Form SC TO-C filed by Parent with the Securities and Exchange Commission on December 4, 2018 (incorporated herein by reference).

(a)(5)(f)	Parent Analyst Call on December 3, 2018, attached as Exhibit (a)(5)(f) to the Schedule TO-C filed by Parent with the Securities and Exchange Commission on December 4, 2018 (incorporated herein by reference).

(a)(5)(g)	Questions and Answers, attached as Exhibit (a)(5)(g) to the Schedule TO-C filed by Parent with the Securities and Exchange Commission on December 4, 2018 (incorporated herein by reference).

(a)(5)(h)	Social media content by Parent on December 4, 2018, attached as Exhibit (a)(5)(h) to the Schedule TO-C filed by Parent with the Securities and Exchange Commission on December 4, 2018 (incorporated herein by reference).

(a)(5)(i)	Press release issued by Parent on December 14, 2018.*

(a)(5)(j)	Press release issued by Parent on January 15, 2019.*

(a)(5)(k)	Press release issued by Parent on January 22, 2019.

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated December 3, 2018, among Parent, Purchaser and the Company, attached as Exhibit 2.1 to the Form 8-K/A filed by the Company with the Securities and Exchange Commission on December 3, 2018 (incorporated herein by reference).

(d)(2)	Form of Tender and Support Agreement, dated December 3, 2018, among Parent, Purchaser and the stockholders of the Company party thereto, attached as Exhibit 99.1 to the Form 8-K filed by the Company with the Securities and Exchange Commission on December 3, 2018 (incorporated herein by reference).

(d)(3)	Mutual Non-Disclosure Agreement, dated August 8, 2018, between GSK LLC and the Company.*

(d)(4)	First Amendment to the Mutual Non-Disclosure Agreement, dated November 8, 2018, between GSK LLC and the Company.*

(d)(5)	3-WAY NON-DISCLOSURE AGREEMENT, dated November 15, 2018, among GSK LLC, the Company and Ajinomoto Althea, Inc. DBA Ajinomoto Bio-Pharma Services.*

(d)(6)	Letter agreement, dated November 23, 2018, between Parent and the Company.*

(d)(7)	Facilities Agreement, dated December 3, 2018, among Parent, Bank of America Merrill Lynch International Designated Activity Company and Bank of America, N.A.*

(d)(8)	Retention Letter by and between GSK LLC and Mr. Grant Bogle, dated as of January 16, 2019.*

(d)(9)	Retention Letter by and between GSK LLC and Dr. Mary Lynne Hedley, Ph.D., dated as of January 16, 2019.*

(d)(10)	Retention Letter by and between GSK LLC and Dr. Martin Huber, M.D., dated as of January 16, 2019.*

(g)	Not applicable.

(h)	Not applicable.

*	Previously Filed